Exhibit (a)(1)(T)

Announcer: The discussion during this call will include forward looking statements that are subject to the risks and uncertainties that could cause actual results to differ materially from those projected in the forward looking statements. Additional information regarding these factors is discussed under the cautionary statement regarding forward looking statement section in the press release we issued on January 20, 2017 Japan time, as well as in the tender offer statement filed by Takeda with the FTC on January 19, 2017. The forward looking statements during this conference call speak only as of the original date of this call and we undertake no obligation to update or revise any of these statements. We also urge you to read both the tender statement filed by Takeda with the FTC on January 19, 2017 and the solicitation recommendation statement filed by ARIAD by the FTC on January 19, 2017, including the amendments to each because they contain important information including terms and conditions of the tender offer.

Moderator: Good evening. Thank you very much for participating in our financial results conference call for the Q3 2016 fiscal year. I am the moderator of this meeting, [Higuchi – 1:06], the Head of IR. At the beginning of today we will have the presentation from James Kehoe, our CFO, about the fiscal ’16 financial results. For the following Q&A session we will invite CEO, Christophe Weber, and Andy Plump, the CMSO. Please refer to the presentation materials during the presentation to be conducted by James Kehoe, our CFO. James, please

James Kehoe: Hello everyone and thank you for joining our third quarter earnings call. I will not read all of the forward looking statements, but please do note the additional disclaimers specific to the potential acquisition to ARIAD. Turning now to Slide #5 – 2016 is on course to be a great year, with our strategic focus and good execution driving profitable growth. As a result, we’ve been able to upgrade our full year profit guidance for the second time this year. Our year-to-date performance has continued to track ahead of our expectations and we’ve seen good underlying revenue growth across all regions of the world led by our growth drivers. Importantly, we also saw continued improvements in profitability driven by a better balance between revenue growth and margin management. These results underline the success of our strategy to transform Takeda by focusing on our three therapeutic areas: GI, oncology and CNS. The decision to acquire ARIAD Pharmaceuticals shows just how determined we are in delivering on that strategy.

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Turning now to Slide #8 – this chart you’re familiar with. It starts with report of revenue for the full year fiscal year 2015 on the left-hand side and ends with reported revenue for fiscal year 2016 on the right-hand side. In between, you will note the adjustments we made to reach our underlying revenue growth, essentially removing currencies and divestiture impacts from both years. Our growth drivers advance 15.5% and they now account for 54% of Takeda’s total revenue. As an aside, in the same period of last year the growth rate was 10% and those same products accounted for 51% of the revenue, so there’s been a strong acceleration in the prospects for growth drivers.

GI sales were up 37% reflecting continued rapid growth of Entyvio. Entyvio has now passed 100 billion yen of revenue in the first nine months of the fiscal year, boosted by geographical expansion and increasing usage in biologic naïve patients. Additionally, TAKECAB is performing very strongly in Japan.

Oncology revenue growth has accelerated to 6.3% led by Ninlaro, which reported year-to-date sales of over $190 million in the US in the first nine months. Now, about 1 in 6 new patients in the relapsed refractory setting is now being started on Ninlaro. And based on the data from the first 12 months on the market, we are well on track to be the most successful proteasome inhibitor launched to date.

We are also preparing for Ninlaro launches across multiple countries, including Europe where we were granted approval in November of last year. In addition, Adcetris grew 21.9% and our oncology portfolio will be significantly enhanced by the planned acquisition of ARIAD Pharmaceuticals.

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Moving now to Slide #13 on full year guidance – we are increasing our full year profit guidance for both underlying core earnings and underlying core EPS. We are also revising upwards our reported forecast. Specifically, we are increasing revenue from 1.6 trillion yen to 1.7 trillion and this mainly reflects revised currency assumptions for the remainder of the year. We are also increasing our reported core earnings forecast by 16 to 17 billion yen and this will allow us to absorb previously unplanned costs relating to the ARIAD acquisition and a further acceleration of the R&D transformation. Operating profit is unchanged and we are increasing our net profit forecast by approximately 2%.

We are also now providing additional input on the potential impacts from ARIAD and we assume that the transaction closes as expected by the end of February 2017. Firstly, we reiterate that we expect this deal to be accretive to core earnings by fiscal year 2018. In 2016 we expect a negative impact of approximately 9 to 10 billion yen of which approximately 80% is transaction and integration costs. Finally, we are also providing a preliminary estimate of 20 to 20 billion yen per annum for amortization costs associated with the deal. This is specifically guidance for 2017.

I would point out that this is based on our preliminary purchase price analysis and it is of course subject to change. And lastly, we reiterate our commitment to shareholder returns with the dividend as a key component. The ARIAD transaction will not impact Takeda’s dividend.

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Moving to Slide #15 where we cover full year reported forecast – as mentioned earlier, both revenue and EPS have been revised upwards. I would like to highlight the significant changes within operating profit and this is laid out on the right-hand side of the chart. Firstly, reported core earnings will be higher by approximately 16 to 17 billion yen, reflecting the strong year-to-date business performance. This allows us to absorb two previously unplanned costs. The first of these is the acceleration of an additional 7 billion yen of R&D transformation costs from 2017 to 2016 fiscal year. This increases our 2016 fiscal year R&D transformation charge to 47 billion yen. This is an increase of 7 billion yen versus our prior estimate of 40 billion yen. Here I do want to emphasize that the total program spending is unchanged at 75 billion yen.

The second item relates to potential ARIAD impacts of approximately 9 to 10 billion yen. The adverse impact is predominantly due to transaction costs and they are typical closing costs, such as banking fees, and initial estimates relating to integration and transition costs. We will give more guidance on the full cost of the program when we issue guidance in May 2017.

As a result, strong core earnings performance is allowing us to hold operating profit flat despite the higher one-time cost.

In summary, it’s been another strong quarter and we expect the momentum to continue. We have a clear strategic road map to transform Takeda and we will: (1) drive solid revenue growth into the future; (2) revitalize our R&D and rebuild our pipeline; and (3) work hard to improve our profitability to match the performance of our peers. In R&D we’re setting the innovation bar high and we will continue to double down on our therapy area of focus through flexible partnerships and external innovation. We are transforming our portfolio, as we have demonstrated through two major deals in the last two months. Firstly, the sale of Wako Pure Chemical allows us to free up resources to invest in our core therapeutic areas. Secondly, we expect to complete the acquisition of ARIAD in the next few weeks. This is a truly strategic deal that will transform our oncology business. And finally, we see our quarterly results as a compelling data point that demonstrates that our transformation is fully on track and delivering strong results.

Thank you for your attention and we will now move to the Q&A session.

Moderator: Now we’d like to take questions. For those who use the Japanese line, please make the question in Japanese. For those who are on the English line, please make the question in English. We’d like to take two questions per person.

Japanese 1: Japanese [0:00:26 – 0:00:56] – Silence [0:00:26] – Japanese [0:01:28-0:01:37]

Translator: This is [Name 0:01:38] from Citigroup. My first question is about the reported base Q4 numbers. If you subtract that number from the year-to-date there is -80 billion and ARIAD and R&D transformation was explained but even refracting those factors -80 billion may not be explainable. Including the special factors in Q3 could you explain this difference once again?

Second question, please, my second question is about the Trintellix. At the beginning of the year brokers conferenced the label discussion on cognitive function in the United States went well and the FDA response is expected the Q2 calendar year. So please confirm about this status. That’s all.

James Kehoe: I’ll take the first question and then Christophe will take the second one. It’s a good question on the Q4 outlook and you’re right. First of all, it’s burdened by – one of the biggest single item is actually on an absolute basis is the R&D transformation cost. That’s approximately 270 BN yen. Then we have all of the ARIAD costs, call it 9.5 billion yen. The interesting thing about Q4 though it’s less about the – we do have an access of the restructuring quests that are falling in Q4 but Q4 is historically and it has been for all years our lowest quarter in terms of revenue and our lowest quarter in terms of profitability. The reason is the low revenue combined with traditionally it has the highest expense. So literally our operating profit, our underlying operating profit is very low in the quarter. On top of that you have all of the expenses coming in.

So maybe the outlier number is we do expect amortization of impairment of about 400 million and I think you need to factor that into your calculation. I would have said 400 of amortization, total restructuring of approximately 400 of which R&D transformation is 270. That’s how you get our operating core earnings are flushed to potentially up 10 billion BN yen.

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Translator: Thank you very much. Next question please? Next question is from Giva – 0:08:03] Securities, Mr. Hashiguchi. Please go ahead.

Hashiguchi from Giva Securities – my first question R&D transformation, regarding that the overall process seems to be working very well and making good progress. That is what you mentioned and since your announcement about six months past. Employees had communication with you, I suppose. Compared to your first assumption what is working well and what is not working well? I suppose you have various feedback and can you disclose some more specifics regarding the process of R&D transformation?

The second question is about the Ninlaro development process. Probably for this year there are two clinical data. One is frontline MM2 study results, readouts will be available, and for the refractory relapse patient you have the approval already and for that OS data is coming out this year I suppose. Is my understanding correct? And specifically, if you know the timing of the readout, can you share that information with us?

Christophe Weber: Thank you. It’s Christophe for the question. I think I will ask Andy to cover these two questions. About the R&D transformation status, I would just remind everyone we are still in the middle of the transformation. It’s not finished but it’s progressing well. I will also cover the question regarding Ninlaro. Andy?

Andy Plump: Can you hear me, Christophe? Thank you for both questions and perhaps I’ll take them in reverse order. On Ninlaro extension studies, firstly on the newly diagnosed multiple myeloma study we do expect our first readout to occur in mid calendar year 2017. With respect to the [Tourmaline – 0:10:30] MM1 study, the relapsed refractory study that we filed on the US and Europe based on the PFS data, it’s hard to predict obviously when we’ll have overall survival data since it’s not a time driven analysis, it’s an event driven analysis. We expect to have another look at some point mid to late this year but that’s going to be dependent on a cumulation of events in that trial. I will remind you the data that we presented last year when we rolled out the first set of PFS data we actually were seeing at that point non-significant trends in overall survival. So we’ll wait to see what the data tells us but we’re certainly optimistic.

On the transformation question, thank you very much for the question. I’d say that you could perhaps garner from James Kehoe’s comments the fact that we’ve moved some of our costs forward from 2017 into 2016, I think that overall the transformation is proceeding certainly at a pace that’s better than what we had expected. I think in terms of how it’s being handled by the organization and how it’s being perceived by the outside world, I think overall we’re very pleased about where things are headed. As Christophe mentioned, the intent of the transformation was to align our organization with our strategic redirection and the strategy change that we announced last year around therapeutic area of focus, modality diversification, and externalization in particular really mandated very significant internal organizational changes. As we discussed last year, these changes were quite significant.

I would tell you on all of the organizational changes we’ve been in close dialogue with our employees, very close dialogue. We’ve gone to great extents to ensure that all employees have options for the future and I think we’re quite proud of how much and how well we’ve worked together with our employees to find opportunities for many of them. We’re nearing completion of many of the changes in Europe and in the United States. In Japan we continue to have discussions with the employees and with the unions. We’re all in discussions with potential partners in Japan. We’ve discussed PRA and our intent to include Japan in our PRA partnership and that’s progressing. Then we’re also quite advanced on a discussion with a partner for some of our pharmaceutical science employees in Juso. So overall everything is going quite well.

I’ll just make one last comment, which is how well we’re doing in terms of driving our strategic imperative around our three disease areas and externalization. As James mentioned in his presentation, the ARIAD acquisition is a great example of our strategic redirection. It’s entirely aligned with our focus in oncology, entire aligned with our intent of targeted therapies and translational medicine – I can’t imagine programs that are more translational in nature then the targeted therapies that we will bring in through the ARIAD acquisition – and then in addition, because we’ve made some of these changes and we’ve been able to create some flexibility around our budget, we’re able to absorb a fairly significant spend to manage these programs with essentially a year-on-year flat budget. So I think ARIAD is a great example of our intent when we announced the transformation last year.

The last point and then I’ll hand it back for questions. James also mentioned that not only have we done the ARIAD acquisition, we’ve also over the past 18 months put together 50, 5-0, partnerships/collaborations. Over the last two months only we’ve put together 8 very significant collaborations or partnerships, including one with Exelixis for development of Cabozantinib in Japan. So I would say in terms of driving our R&D strategy, in terms of rebuilding our pipeline which we recognize is a long term effort that we’re very committed to, we’ve made very substantial progress.

Translator: Thank you very much. We’d like to take the next question.

Japanese 2: Japanese [0:15:57-0:16:04]

Translator: I have two questions. I am Saki from UBS. The first question is about the R&D transformation as James mentioned that it’s on track and it’s at the speed. Then, as you presented before, cost reduction for three years is estimated at 18 billion yen. So is it okay for us to model a higher number because of these results? This is the first question.

The second question is about the oncology strategy. About the Cabozantinib licensing deal, are you targeting the solid cancer tumor as well? Historically, Takeda has a strength in hematological cancer but if you have a good deal in the solid tumor arena are you going to include and license two more deals?

Christophe Weber: Thank you, Saki san, for the question. It’s Christophe here. On the first question, don’t assume more savings because the transformation is doing well and slightly faster than what we expected. The overall scope of the transformation is not changed. Actually the one-off cost of the transformation is not changing as well. Do also remember that this 18 billion savings our intent is to reinvest these savings into the pipeline and this is exactly what we are doing with Brigatinib for example. So in fact these savings are allowing us to do the ARIAD deal. It was 100% R&D synergy and that’s also a part of the transformation.

On the second part of the questions, in fact we do progressively want to be a global oncology company, not only in hematology but also in solid tumor. The partnership that Andy mentioned in Japan will contribute to that in Japan but the ARIAD acquisition will contribute to that as well because Brigatinib is targeting solid tumors. Remember that the ARIAD deal is a global deal. It’s not only a US deal. We will launch Brigatinib globally, including in Japan. So progressively we will broaden our pipeline and portfolio beyond the hematology dimension but we are targeting very innovative medicine, but that’s overall our intent.

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Translator: Thank you very much. Next question please?

Next question is from Morgan Stanley, Mr. Mulocha. Good afternoon, I am Mulocha from Morgan Stanley. Thank you for taking my question. My first one is about ARIAD

Pharmaceuticals SEC biding document. SEC-14D, according to that there is the long term forecast, ARIAD management forecast. For example, the $1.2 billion sales in 2022 and operating profit is $950 million. Do you think these numbers are reasonable from your viewpoint? I’d like to understand Takeda’s viewpoint. There is the first question.

My second question is as reported for media coverage at the beginning of the year, according Christophe’s interview, Ariad or Variant deal, it is a factor that you’ve considered that deal but this has already passed and it’s already gone or is there any opportunity that you can leverage? Can you comment on this?

Christophe Weber: Thank you for the question. Specifically for any discretion possible on that with Variant I will not comment further so I will go directly on the ARIAD. We have seen of course as well the filing and you have seen the revenue that they have forecasted and the earnings. So for us it’s just encouraging to see their way to validate the potential of Brigatinib and it is very much aligned with the value potential that we saw in the company, in fact even potentially slightly higher. So I think it just shows the potential of Brigatinib.

Overall, linked to your question I will just reemphasize that we are very careful when we look at potential acquisitions of businesses. We are disciplined. We are very strategic. ARIAD demonstrated well. It’s within our core therapeutic area. We are very disciplined in what type of price we are prepared to pay and also we can afford not to do any acquisitions in the future. So there’s not that we will do more but it’s just I want to make sure that it is very clear for everyone that we are not in the acquisition frenzy mode. In fact, we are much more focusing on partnerships and alliance in R&D then acquisitions. In the last 18 months we did 50 partnerships and alliances for one acquisition and I’m very fine with that.

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